Exhibit 2

MODE MOBILE, INC.

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Mode Mobile, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, hereby certifies that:

First: The name of the Corporation is Mode Mobile, Inc.

Second: The Corporation filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on May 16, 2024 (the “Certificate”).

Third: The Certificate, as amended to date, is hereby amended as set forth below:

1. The first sentence of Article Fourth is hereby amended and restated as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 3,617,150,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”) consisting of 2,431,000,000 shares of Class A Common Stock (“Class A Common Stock”), 298,000,000 shares of Class B Common Stock (“Class B Common Stock”), 12,150,000 shares of Class C Common Stock (“Class C Common Stock”), and 876,000,000 shares of Class AAA Common Stock (“Class AAA Common Stock”), and (ii) 388,800,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).”

* * *

The foregoing Certificate of Amendment to Amended and Restated Certificate of Incorporation has been duly adopted by the Corporation’s board of directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Certificate of Amendment to Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on the 17th day of October, 2025.

MODE MOBILE, INC.

By:
Name:	Daniel Novaes
Title:	Chief Executive Officer & President